

June 18, 2015

Laurance Roberts
Chief Financial Officer
El Pollo Loco Holdings, Inc.
3535 Harbor Boulevard, Suite 100
Costa Mesa, California 92626

>   **Re: El Pollo Loco Holdings, Inc.**
>   **Form 10-K for the Year Ended December 31, 2014**
>   **Filed March 17, 2015**
>   **File No. 001-36556**

Dear Mr. Roberts:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

General

1. We note that you have made public quarterly and annual earnings releases on your website and held conferences call concerning the results of operations in such releases. In this regard, we refer to earnings releases on your website from May 14, 2015 and March 12, 2015. Please ensure that you furnish Item 2.02 Form 8-Ks to report future earnings releases or tell us why you are not required to do so.

Financial Statements

Notes to Consolidated Financial Statements

10. Income Taxes, page 85

2. We note from page 85 that during 2014, you released $65 million of the valuation allowance that existed at the beginning of the year. We further note that you considered your income from operations and reduction in interest expense as a result of refinancings as positive evidence supporting this release. Given that you have three years of cumulative losses from pre-tax income, please help us better understand how you determined it was appropriate to release the valuation allowance during 2014. Your response should tell us how you weighted all of the positive and negative evidence, including your consideration of the extent to which it can be objectively verified, in reaching the conclusion to reverse the valuation allowance. Refer to paragraphs 30-21 through 30-23 of ASC 740-10-30.

Exhibit 23.1

3. Please confirm that you received a signed consent from your auditors and ensure that the auditors' consent contains a conforming signature as required by Regulation S-T and Item 601 of Regulation S-K in future filings.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief